JPMorgan Trust II

245 Park Avenue

New York, NY 10167

June 26, 2009

JPMorgan Trust II

245 Park Avenue

New York, NY 10167

Dear Sirs:

JPMorgan Investment Advisors Inc., JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Fund listed on Schedule A through June 30, 2010.  The JPMorgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A.  This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, extraordinary expenses not incurred in the ordinary course of the Fund’s business and expenses related to the JPMorgan Funds’ Board of Trustees’ deferred compensation plan.

The JPMorgan Service Providers understand and intend that the Fund will rely on this agreement in preparing and filings their registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

JPMorgan Investment Advisors Inc.	JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.
By:	By:

Accepted by: JPMorgan Trust II
By:

SCHEDULE A

Fund Name	Share Class	Fiscal Year End	Expense Cap	Expense Cap Period End
JPMorgan Core Bond Plus Fund	Institutional	Last Day of February	[0.49%]*	June 30, 2010
JPMorgan Short-Intermediate Municipal Bond Fund	Institutional	Last Day of February	[0.25%]*	June 30, 2010
JPMorgan Diversified Mid Cap Growth Fund	Class R2	June 30	[1.40%]*	October 31, 2010

[* Note – This contractual cap could decrease if the actual net expenses of the Acquired Fund’s Institutional Class are below this number as of the merger date.]